EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (No. 333-184074, No. 333-151736 and No. 333-227114) on Form S-8 of the TransCanada 401(k) and Savings Plan of our report dated June 18, 2025 with respect to the statements of net assets available for benefits of the TransCanada 401(k) and Savings Plan as of December 31, 2024 and 2023 and the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related supplemental schedule as of December 31, 2024, which report appears in the December 31, 2024 annual report on Form 11-K of the TransCanada 401(k) and Savings Plan.

/s/ Caron & Bletzer, PLLC

Kingston, NH
June 18, 2025